UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-13664

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PMI Group, Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

The PMI Group, Inc. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

(Modified Cash Basis)

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Participants of The PMI Group, Inc. Savings and Profit Sharing Plan and

Board of Directors

The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The PMI Group, Inc. Savings and Profit Sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labors’ Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Francisco, California

June 28, 2010

The PMI Group, Inc. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31,
	2009	2008
Cash	$—	$39,385
Investments, at fair value	65,022,235	54,857,964
Dividends receivable	—	1,142
Other	(82)	—

Net assets reflecting investments at fair value	65,022,153	54,898,491

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	208,375	724,943

Net assets available for benefits	$65,230,528	$55,623,434

See accompanying notes.

The PMI Group, Inc. Savings and Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

	Year Ended December 31,
	2009	2008
Appreciation (depreciation) and investment income:
Net appreciation (depreciation) in fair value of investments	$13,985,759	$(34,223,386)
Interest and dividends	887,173	2,823,763

Total appreciation (depreciation) and investment income	14,872,932	(31,399,623)

Contributions:
Participants	4,755,180	6,333,804
Employer	832,263	1,934,037
Participant rollovers	69,845	181,364

Total contributions	5,657,288	8,449,205

Deductions:
Benefits paid directly to participants	10,908,649	9,808,828
Administrative expenses	2,800	3,378

Total deductions	10,911,449	9,812,206

Plan transfer out	(11,677)	—

Net increase (decrease)	9,607,094	(32,762,624)

Net assets available for benefits:
Beginning of year	55,623,434	88,386,058

End of year	$65,230,528	$55,623,434

See accompanying notes

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2009

1. Description of the Plan

The following description of The PMI Group, Inc. Savings and Profit Sharing Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all regular full-time and part-time employees of The PMI Group, Inc. (the Company) and its subsidiaries other than those classes of employees specifically excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Bank of America, N.A.

Eligibility and Participation

Employees are eligible to participate in the Plan on the first business day on or following completion of one hour of service and may begin participation on the first business day of the next payroll period. Beginning July 1, 2008, the Plan has provided for automatic enrollment in the Plan by eligible employees who have not elected to participate, and for pre-tax contributions by automatic enrollees at a rate of 3% of each such employee’s compensation, with 1% increases per year up to a maximum automatic contribution of 6% of compensation. The automatic provisions are subject to an employee’s right to opt out of them.

Participant Accounts

Each participant has an individual account that is credited with contributions made on behalf of each participant, including earnings and losses based upon the participant’s investment elections and including an allocation of any administrative expenses not borne by the Company. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s account.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Contributions

Each year, non-highly compensated employees (NHCEs) may contribute, on a pre-tax basis, up to 75% of their annual compensation, as defined by the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). Highly compensated employees (HCEs), as defined in the Plan, are limited to pre-tax contributions equal to 17% of compensation, also subject to annual limits of the Code. Additionally, NHCEs may defer up to 75% of their after tax compensation to the Plan and HCEs may defer up to 17% of their after tax compensation, subject to combined pre-tax and after tax limits of 75% and 17% of compensation, respectively.

Participants may also contribute eligible amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, participants 50 years of age or older may make pre-tax “catch up” contributions subject to annual Code limits.

Beginning July 1, 2008, the Plan has permitted participants who qualify to make after tax contributions into a Roth 401(k) feature of the Plan, which are also subject to the above described after tax contribution limits and Code limits.

Participants who have made pre-tax contributions during a Plan year, completed one year of service with the Company and remain employed on December 31 are eligible for Company matching contributions. The Company makes non-elective matching contributions equal to 25% of each such participant’s deferrals up to 6% of the participant’s eligible pre-tax compensation. An additional supplemental matching contribution may be made annually at the discretion of the Company, which, beginning January 1, 2007, may be in an amount up to 100% of each such participant’s deferrals not in excess of 6% of each participant’s eligible pre-tax compensation.

In 2010, the Company funded a supplemental and non-elective employer matching contribution to the Plan for the 2009 plan year in the cash amount of $1,228,421, which was approved by the Board of Directors of the Company. In 2009, the Company funded the non-elective employer matching contribution to the Plan for the 2008 plan year in the cash amount of $832,263. No supplemental matching contribution was funded. In 2008, the Company funded the supplemental and non-elective employer matching contributions to the Plan for the 2007 plan year in the cash amount of $1,934,037.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Participants direct the investment of their contributions and the Company’s cash matching contributions from among investment options made available by the Company. The Company’s matching contributions to the Plan for the 2009 and 2008 plan years were invested based on the participant’s investment direction. If no direction was given by a participant with respect to either the participant’s or the Company’s contributions, they were invested in the Plan’s default investment for the account of the participant. For payroll periods ending prior to July 15, 2008, the Plan’s default investment direction was the Merrill Lynch Retirement Preservation Trust. Beginning with the payroll period ended July 15, 2008, the Plan’s default investment election is the Merrill Lynch Advice Access Personal Manager, a service provided by the Plan trustee, that invests contributions among other various investment alternatives made available by the Plan, taking into account various factors, including the age and anticipated retirement date of the participant.

Effective November 7, 2008, participants were limited in the amount of purchases of the PMI Stock Fund, a fund that invests in common stock of the Company, to 20% of the participant’s account balance, and limited in the election of future contributions to the PMI Stock Fund to 20% of future contributions. On May 14, 2009, the Plan discontinued transfers into and increases to investment elections into the PMI Stock Fund. Also, effective June 30, 2009, the Plan suspended existing investment elections applicable to future contributions into the PMI Stock Fund. If no new elections were made by the participant to replace his or her investment in the PMI Stock Fund, such future contributions have been redirected to the particular Barclays Global Investors Lifepath portfolio applicable to the participant’s age.

Vesting

Participants are immediately fully vested in all contributions to their Plan accounts and earnings thereon.

Payment of Benefits and Withdrawals

Benefit payments are recorded when paid. Withdrawals from the Plan are available upon an approved hardship, termination of employment, death, disability or retirement. Participants or their beneficiaries may elect to receive a lump-sum benefit, or in certain circumstances, installments or other forms of benefit. Upon attaining age 59 1/2, participants may elect to receive either a lump-sum amount equal to their account balance or a portion paid in a lump sum with the remainder paid at a later date. At age 70 1/ 2, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions. These required minimum distributions were suspended for 2009 by the Worker, Retiree and Employer Recovery Act of 2008.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Benefit payments to participants were $10,908,649 and $9,808,828 in 2009 and 2008, respectively. In-kind distributions included in these payments in 2009 and 2008 were $399,698 and $90,755, respectively.

Participant Loans

On August 12, 2009, the Plan Fiduciaries revised the loan program of the Plan to say that Plan participants may obtain no more than two loans from their Plan accounts, provided at least one of the two loans is for the purchase of a residential property. Also, a participant may pay back a Plan loan used for the purchase of a residential property over no more than ten years.

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms may not exceed five years (or ten years for home purchase loans) and are due earlier in the event of participants’ separation from service. The loans are secured by the balance in the participants’ accounts and bear an interest rate equal to the prime rate published in The Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions. Principal and interest payments are credited to participants’ accounts when received.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for any fees incurred by a participant in connection with such participant’s receipt of a loan from his or her individual account, and fees associated with the operation of any funds in which a participant invests.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In event of the Plan’s termination, participants will remain fully vested in their accounts.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investments are reported at fair value; investment income, including net realized and unrealized appreciation (depreciation) in the fair value of investments, is recognized in the period incurred; contributions are recognized when received rather than as earned; and expenses are recognized when paid rather than as incurred.

New Accounting Pronouncements

Effective July 1, 2009, FASB ASC (“Codification”) Topic 105 Generally Accepted Accounting Principles (“Topic 105”) establishes the FASB ASC as the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and is effective for the Company beginning July 1, 2009. Following Topic 105, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. As the Codification was not intended to change or alter existing GAAP, the adoption of the Codification did not have any impact on the Company’s consolidated financial statements.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as Topic 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of Topic 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a significant effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended Topic 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have significant effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Topic 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. The Company is currently assessing the impact ASU 2010-06 has on the Plan’s financial statements.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 4. Investments for a detailed discussion relating to the valuation of investments.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividends are accrued in accordance with the modified cash basis of accounting.

Fair Value Measurement of Investments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Topic 820 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurement of Investments (continued)

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. These values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Income Tax Status

The Plan was restated effective December 1, 2006, to convert to The Merrill Lynch special/flexible prototype defined contribution plan and trust (non-standardized profit sharing plan with cash or deferred arrangements) (“Prototype Plan”). The Merrill Lynch Prototype Plan was amended and restated in 2008 and received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the restated Prototype Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments

At December 31, 2009, there were 18 investment fund options available in the Plan. On May 14, 2009, the Plan discontinued transfers into and increases to investment elections into the PMI Stock Fund. Also, effective June 30, 2009, the Plan suspended existing investment elections applicable to future contributions into the PMI Stock Fund. During 2009 and 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2009	2008
Registered investment companies	$8,891,701	$(17,986,712)
Common collective trust funds	4,558,697	(11,353,351)
The PMI Group, Inc. common stock	535,361	(4,883,323)

Total	$13,985,759	$(34,223,386)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2009	2008
Merrill Lynch Equity Index Trust Fund	$9,649,746	$8,261,120
PIMCO Total Return Fund	7,081,770	4,616,478
Oppenheimer Developing Markets Fund	6,683,243	3,972,470
Merrill Lynch Mid Cap Index Trust Fund	6,504,718	5,374,391
Thornburg International Value Fund	4,852,242	3,118,718
Davis New York Venture Fund	4,485,723	3,142,365
Merrill Lynch Retirement Preservation Trust Fund	*	4,490,475
Merrill Lynch Retirement Reserves Fund	*	3,333,341

*	Fair values of investments do not exceed 5% of the Plan’s net assets for the year indicated.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

Registered Investment Companies

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Common Collective Trust Funds

Common collective trust funds (“CCTs”) are classified as Level 2 investments because they are not available in an exchange or active market. CCTs, except for the Merrill Lynch Retirement Preservation Trust, are valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of the Merrill Lynch Retirement Preservation Trust is determined based on the underlying investments as traded in an exchange or active market and the fair value of fully benefit-responsive investment contracts that are calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, a discount rate and the duration of the underlying portfolio securities. There are no redemption restrictions on the CCTs in the Plan.

As described in FASB ASC Topic 962, Reporting of Investment Contracts Held by Defined-Contribution Pension Plans (“Topic 962”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a CCT (the Merrill Lynch Retirement Preservation Trust). As required by Topic 962, the Statements of Net Assets Available for Benefits present the fair value of the Merrill Lynch Retirement Preservation Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Merrill Lynch Retirement Preservation Trust is based on information reported by the issuer of the CCT at year end. The contract value of the Merrill Lynch Retirement Preservation Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

The PMI Group, Inc. Common Stock

The PMI Group, Inc. common stock held in participant-directed Plan accounts is stated at fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year and is classified as a Level 1 investment.

Cash Equivalents

Cash equivalents include money market funds that are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2009 and 2008:

Description	Assets Measured at Fair Value at December 31, 2009	Fair Value Measurements at December 31, 2009 Using
		Level 1	Level 2	Level 3
Cash equivalents	$2,877,505	$2,877,505	$—	$—
Registered investment companies
Debt funds	7,081,770	7,081,770	—	—
Growth funds	4,189,851	4,189,851	—	—
Value funds	1,698,361	1,698,361	—	—
Core funds	4,485,723	4,485,723	—	—
International core funds	4,852,242	4,852,242	—	—
Mixed-asset target funds	8,364,649	8,364,649	—	—
Emerging ,markets fund	6,683,243	6,683,243	—	—

Total registered investment companies	37,355,839	37,355,839	—	—
The PMI Group, Inc. common stock	1,290,677	1,290,677	—	—
Common collective trust funds
Index funds	19,635,287	—	19,635,287	—
Stable value fund	2,811,556	—	2,811,556	—

Total common collective trust funds	22,446,843	—	22,446,843	—
Participant loans	1,051,371	—	—	1,051,371

	$65,022,235	$41,524,021	$22,446,843	$1,051,371

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

Description	Assets Measured at Fair Value at December 31, 2008	Fair Value Measurements at December 31, 2008 Using
		Level 1	Level 2	Level 3
Cash equivalents	$3,333,341	$3,333,341	$—	$—
Registered investment companies
Debt funds	4,616,478	4,616,478	—	—
Growth funds	3,560,324	3,560,324	—	—
Value funds	1,457,373	1,457,373	—	—
Core funds	3,142,365	3,142,365	—	—
International core funds	3,118,718	3,118,718	—	—
Mixed-asset target funds	8,046,849	8,046,849	—	—
Emerging markets fund	3,972,470	3,972,470	—	—

Total registered investment companies	27,914,577	27,914,577	—	—
The PMI Group, Inc. common stock	1,201,823	1,201,823	—	—
Common collective trust funds
Index funds	16,232,566	—	16,232,566	—
Stable value fund	5,215,418	—	5,215,418	—

Total common collective trust funds	21,447,984	—	21,447,984	—
Participant loans	960,239	—	—	960,239

	$54,857,964	$32,449,741	$21,447,984	$960,239

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

The following table presents a reconciliation of Level 3 assets measured at fair value for the years ended December 31:

	Participant Loans December 31,
	2009	2008
Balance at beginning of year	$960,239	$926,735
Principal repayments	(349,849)	(443,753)
Loan withdrawals	659,689	564,882
Deemed distributions	(207,032)	(87,625)
Loan transfers out	(11,677)	—

Balance at end of year	$1,051,371	$960,239

5. Transactions with Parties-in-Interest

Transactions in shares of The PMI Group, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2009, the Plan made purchases of $228,861 and sales of $629,886 of the Company’s common stock. During 2008, the Plan made purchases of $2,165,917 and sales of $1,034,291 of the Company’s common stock. No dividends were received from the Company’s common stock for 2009 compared to dividends received from the Company’s common stock of $14,663 for 2008. Plan investments in the Company’s common stock represented $1,290,677 or 2% of total net assets at December 31, 2009 and $1,201,823 or 2% of total net assets at December 31, 2008.

Additionally, the Plan invests in various investment funds managed by its Plan trustee, Bank of America, N.A. These investments represented $23,444,820 or 36% of total net assets at December 31, 2009, and $23,383,312 or 42% of total net assets at December 31, 2008.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for plan benefits per the financial statements	$65,230,528	$55,623,434

Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(208,375)	(724,943)
Benefits payable	—	(39,385)

	(208,375)	(764,328)

Net assets available for benefits per the Form 5500	$65,022,153	$54,859,106

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2009	2008
Net increase (decrease) in net assets available for benefits per financial statements	$9,607,094	$(32,762,624)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	516,568	(702,923)
Benefit payable	39,385	271,436

	555,953	(431,487)

Net income (loss) per the Form 5500	$10,163,047	$(33,194,111)

Supplemental Schedule

The PMI Group, Inc. Savings and Profit Sharing Plan

EIN: 94-3199675; Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Registered investment companies:
	Thornburg International Value Fund	191,259.0439 shares	$4,852,242
	PIMCO Total Return Fund	655,719.4391 shares	7,081,770
	Munder Midcap Core Growth Fund	52,575.1076 shares	1,192,404
	Blackrock Fundamental Growth Fund	150,777.0344 shares	2,997,447
	Blackrock Mid Cap Value Opportunity Fund	125,432.8300 shares	1,698,361
	Davis New York Venture Fund	143,359.6313 shares	4,485,723
	BGI Lifepath 2020 Fund	141,444.9255 shares	2,067,925
	BGI Lifepath 2030 Fund	165,958.1108 shares	2,208,902
	BGI Lifepath 2040 Fund	107,564.1705 shares	1,725,329
	BGI Lifepath Retirement Portfolio Income Fund	218,749.3724 shares	2,362,493
	Oppenheimer Developing Markets Fund	235,077.1248 shares	6,683,243

	Common collective trust funds:
	BGI MSCI EAFE Equity Index Fund	158,194.9934 units	2,087,903
*	Merrill Lynch Mid Cap Index Trust Fund	425,144.9519 units	6,504,718
*	Merrill Lynch Equity Index Trust Fund	107,566.0028 units	9,649,746
*	Merrill Lynch Retirement Preservation Trust Fund	3,019,930.9600 units	2,811,556
*	Merrill Lynch Small Cap Index Trust Fund	148,975.4032 units	1,392,920

	Money market fund:
*	Merrill Lynch Retirement Reserves Fund	2,877,505.3900 units	2,877,505

	Common stock:
*	The PMI Group, Inc. Common Stock	511,068.0000 shares	1,290,677

	Participant loans:
*	Participant loans	Interest rates of 4.25%-9.25% maturing through 2010	1,051,371

	Total investments		$65,022,235

*	Indicates parties-in-interest to the Plan.

Note: Column (d), cost, is not required as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PMI Group, Inc. Savings and Profit Sharing Plan

By	/s/ Charles F. Broom
Charles F. Broom Plan Administrator

Date: June 28, 2010

THE PMI GROUP, INC. SAVINGS AND PROFIT SHARING PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Ernst & Young LLP, independent registered public accounting firm.